Robin Sosnow, Esq., Managing Attorney 20 W 20th Street, Suite 504 New York, NY 10011 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

December 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	Nasreen Mohammed
Joel Parker
Jenna Hough
Mara Ransom

Re:	Gin & Luck Inc.
Draft Offering Statement on Form 1-A
Submitted on October 16, 2024
CIK 0001748169

Dear Ladies and Gentlemen:

On behalf of Gin & luck Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 30, 2024, relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001748169) filed with the Commission on October 16, 2024 (the “Offering Statement”). We appreciate the opportunity to respond to your comments.

The Company is concurrently filing via EDGAR Amendment No. 2 of the Offering Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 2. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

RISKS RELATED TO THIS OFFERING AND OUR SECURITIES

There is no guarantee of a return on an Investor’s investment, page 9

1.       We note your revised disclosure and response pursuant to comment 1 and reissue in part. While we note your disclosure in the Plan of Distribution section that investors should be prepared to hold their shares indefinitely, please state as much here or elsewhere in the Risk Factors section, as applicable.

RESPONSE TO COMMENT 1:

In response to the Staff's comment, the Company has further revised the offering circular to include a statement in the “Risk Factors” section – “There is no current market for our Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, or Series C-2 Preferred Stock” – advising investors that they should be prepared to hold their shares indefinitely.

Principal Products and Services, page 24

2.       Please reconcile the revenue and net operating income for the four Death & Co branded locations to your consolidated results and revise your disclosure to define what net operating income represents.

RESPONSE TO COMMENT 2:

In response to the Staff's comment, the Company has revised its disclosure to reconcile the revenue and net operating income for the four Death & Co branded locations with the consolidated results. Additionally, the Company has defined “net operating income” in the offering circular section “THE COMPANY'S BUSINESS - Principal Products and Services”.

Results of Operations, page 31

3.       We note your response to prior comment 5. You disclose revenue grew by 19.6% in Fiscal 2023 from Fiscal 2022. However, bar and restaurant operations revenue appear to have increased by 16.98% in Fiscal 2023. Similarly, the alcohol and food and n/a beverage cost increases from 2022 and the alcohol and food and n/a beverage costs as a percentage of total sales for Fiscal 2023 and Fiscal 2022 do not appear accurate. For example, you state the food and n/a beverage costs for Fiscal 2023 constituted 33.42% of total sales, compared to 32.83% in Fiscal 2022. However based on the table of Cost of Goods Sold provided, the food and n/a beverage costs are 6.38% of total sales in Fiscal 2023, compared to 6.08% in fiscal 2022. Please explain or revise.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company made the necessary revisions in the ‘Results of Operations’ section in the offering circular.

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GENERAL

4.       Please update your financial statements and related financial disclosures. Refer to guidance in Part F/S in Form 1-A.

RESPONSE TO COMMENT 4:

In response to the Staff's comment, the Company has updated its financial statements and related financial disclosures to comply with the guidance in Part F/S of Form 1-A.

5.       We note your response to comment 15. In this regard, your response indicates that “invest.deathandcompany.com” is not a page relating to this Regulation A offering and yet disclosure on pages 15 and 16 of your offering circular directs investors to the www.invest.deathandcompany.com website. Also, your response indicates that this web-site was used in connection with a Regulation Crowdfunding Offering that is now closed and suggests that the information is not directed to Regulation A investors, however, the web-site is accessible to all investors without limitation. Please update your website to revise or remove the information that is inaccurate or inconsistent with your offering circular or tell us why you believe such revisions are unnecessary.

RESPONSE TO COMMENT 5:

In response to the Staff's comment, the Company has updated the website, www.invest.deathandcompany.com, to ensure that all information is accurate and consistent with the offering circular. Currently, the website is dedicated to the Company's Regulation D, Rule 506(c) offering. However, upon qualification of the Regulation A offering, the site will be updated accordingly to support that offering. The Company utilizes this web address for its various open offerings, adapting the site to meet the specific requirements of each exemption. For example, during a Regulation Crowdfunding offering, the site is updated to include the Form C, offering statement, educational materials, and required disclosures. After the conclusion of a Regulation Crowdfunding offering, the offering page may be removed or repurposed for future offerings. Prior to transitioning to the Regulation A offering described in the Form 1-A, the website will be comprehensively updated. In the event of concurrent offerings, the Company would maintain separate investment websites to ensure clear communication to investors about the specifics of each offering and compliance with each offering's requirements.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.
Sosnow & Associates PLLC

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